**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 13, 2014
(correcting order dated March 10, 2013)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

POZEN Inc.

File No. 000-31719 - CF#30345

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Based on representations by POZEN Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 through September 7, 2016
Exhibit 10.2 through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary